Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2013	December 31, 2012
Assets
Current assets
Cash		$12,553	$5,200
Accounts receivable	3	162,787	161,131
Deferred income tax asset		9,573	—
Deferred financial assets	15	32,195	54,165
Other current assets		8,392	7,623
		225,500	228,119
Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	2,404,008	2,315,599
Other capital assets, net	4	22,152	22,196
Property, plant and equipment		2,426,160	2,337,795
Goodwill		602,808	599,716
Deferred income tax asset		422,010	437,076
Deferred financial assets	15	11,059	8,013
Marketable securities	6	6,405	7,699
Total Assets		$3,693,942	$3,618,418

Liabilities
Current liabilities
Accounts payable	7	$282,809	$278,550
Dividends payable		17,952	17,882
Current portion of long-term debt	8	46,514	45,566
Deferred income tax liability		370	9,430
Deferred financial credits	15	33,671	18,522
		381,316	369,950
Long-term debt	8	1,091,801	1,023,999
Deferred financial credits	15	17,108	17,127
Asset retirement obligation	9	288,827	256,102
		1,397,736	1,297,228
Total Liabilities		1,779,052	1,667,178

Shareholders’ Equity
Share capital — authorized unlimited common shares, no par value Issued and outstanding: March 31, 2013 - 199 million shares December 31, 2012 - 199 million shares	14	3,007,811	2,997,682
Paid-in capital	14	34,818	32,293
Accumulated deficit		(1,018,532)	(948,350)
Accumulated other comprehensive income/(loss)		(109,207)	(130,385)
		1,914,890	1,951,240
Total Liabilities & Equity		$3,693,942	$3,618,418

Contingencies	16

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note	2013	2012
Revenues
Oil and natural gas sales, net of royalties	10	$313,381	$289,452
Commodity derivative instruments gain/(loss)	15	(27,055)	(27,654)
		286,326	261,798
Expenses
Operating		81,345	72,184
Production taxes		14,622	11,030
General and administrative	14	31,209	25,295
Transportation		7,197	6,152
Depletion, depreciation, amortization and accretion		146,223	133,516
Asset impairments	5	—	293,445
Foreign exchange loss/(gain)	12	4,352	(5,320)
Interest	11	14,436	11,923
Other expense/(income)		128	(345)
		299,512	547,880
Income/(loss) before taxes		(13,186)	(286,082)
Current income tax expense/(recovery)	13	1,307	703
Deferred income tax expense/(recovery)	13	1,904	(111,952)
Net Income/(loss)		$(16,397)	$(174,833)

Other Comprehensive Income/(loss)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)		515	(8,458)
Realized gains reclassified to net income		(190)	—
Change in cumulative translation adjustment		20,853	(20,439)
Other Comprehensive Income/(loss)		21,178	(28,897)
Total Comprehensive Income/(loss)		$4,781	$(203,730)

Net income/(loss) per share
Basic		$(0.08)	$(0.92)
Diluted		$(0.08)	$(0.92)

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Three months ended March 31 (CDN$ thousands) unaudited	2013	2012
Share Capital
Balance, beginning of year	$2,997,682	$2,622,003
Public offering	—	330,618
Stock Option Plan — cash	21	747
Stock Option Plan — non cash	2	644
Dividend Reinvestment Plan	—	12,533
Stock Dividend Plan	10,106	—
Balance, end of period	$3,007,811	$2,966,545

Paid-in Capital
Balance, beginning of year	$32,293	$23,115
Stock Option Plan — exercised	(2)	(644)
Stock Option Plan — expensed	2,527	2,992
Balance, end of period	$34,818	$25,463

Accumulated Deficit
Balance, beginning of year	$(948,350)	$(376,093)
Net income/(loss)	(16,397)	(174,833)
Dividends	(53,785)	(105,995)
Balance, end of period	$(1,018,532)	$(656,921)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(130,385)	$(88,015)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	515	(8,458)
Realized gains reclassified to net income	(190)	—
Change in cumulative translation adjustment	20,853	(20,439)
Balance, end of period	$(109,207)	$(116,912)
Total Shareholders’ Equity	$1,914,890	$2,218,175

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	Note	2013	2012
Operating Activities
Net income/(loss)		$(16,397)	$(174,833)
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		146,223	133,516
Asset impairments	5	—	293,445
Changes in fair value of derivative instruments	15	34,054	21,824
Deferred income tax expense/(recovery)	13	1,904	(111,952)
Foreign exchange loss/(gain) on debt and working capital	12	4,320	(2,365)
Share-based compensation — Stock Option Plan	14	2,527	2,992
Amortization of debt issue costs and senior notes premium		185	(42)
Asset disposition (gain)/loss		(217)	—
Asset retirement obligation expenditures	9	(3,378)	(7,298)
Changes in non-cash operating working capital	18	(7,987)	(86,427)
Cash flow from operating activities		161,234	68,860

Financing Activities
Proceeds from the issuance of shares		21	343,898
Cash dividends	14	(43,679)	(105,995)
Change in bank debt		55,419	(229)
Changes in non-cash financing working capital		70	2,755
Cash flow from financing activities		11,831	240,429

Investing Activities
Capital expenditures		(174,376)	(319,449)
Property and land acquisitions		(3,967)	(33,020)
Property dispositions		1,331	22,611
Sale of marketable securities	6	1,883	—
Changes in non-cash investing working capital		10,723	14,712
Cash flow from investing activities		(164,406)	(315,146)
Effect of exchange rate changes on cash		(1,306)	1,681
Change in cash		7,353	(4,176)
Cash, beginning of period		5,200	5,629
Cash, end of period		$12,553	$1,453

See accompanying notes to the Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

(unaudited)

1)             REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“The Company” or “Enerplus”) including its Canadian and U.S. subsidiaries.  Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF.  Enerplus’ head office is located in Calgary, Alberta, Canada.  The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on February 20, 2014.

2)             BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three months ended March 31, 2013, and the 2012 comparative periods. These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed under U.S. GAAP and should be read in conjunction with Enerplus’ audited Consolidated Financial Statements as of December 31, 2013. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2013.

3)             ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2013	December 31, 2012
Accrued receivables	$114,562	$107,518
Accounts receivable - trade	44,617	45,657
Current income tax receivable	6,412	10,759
Allowance for doubtful accounts	(2,804)	(2,803)
Total accounts receivable	$162,787	$161,131

4)             PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

As at March 31, 2013 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties	$10,930,391	$8,526,383	$2,404,008
Other capital assets	84,230	62,078	22,152
Total PP&E	$11,014,621	$8,588,461	$2,426,160

As at December 31, 2012 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties	$10,658,923	$8,343,324	$2,315,599
Other capital assets	82,587	60,391	22,196
Total PP&E	$10,741,510	$8,403,715	$2,337,795

5)             IMPAIRMENT

	Three months ended March 31
($ thousands)	2013	2012
Oil and natural gas properties	$—	$293,445
Impairment expense	$—	$293,445

Enerplus did not record any ceiling test impairments on its oil and natural gas properties for the three months ended March 31, 2013.  For the same periods in 2012, non-cash impairments totaling $293.4 million were recorded in the United States cost centre primarily due to continued capital spending and declines in the 12-month average trailing natural gas prices.

6)             MARKETABLE SECURITIES

During the three months ended March 31, 2013 Enerplus sold certain publicly traded for proceeds of $1.9 million recognizing a gain of $0.2 million. In connection with these sales, realized gains of $0.2 million net of tax ($0.2 million before tax) were reclassified from accumulated other comprehensive income to net income.

For the three months ended March 31, 2013 the change in fair value of these investments represented unrealized gains of $0.5 million net of tax ($0.6 million before tax). For the three months ended March 31, 2012 the change in fair value of these investments represented unrealized losses of $8.5 million net of tax ($9.8 million before tax).

Realized gains are included in Other Income on the Consolidated Income Statements.

7)             ACCOUNTS PAYABLE

($ thousands)	March 31, 2013	December 31, 2012
Accrued payables	$204,773	$184,498
Accounts payable - trade	78,036	94,052
Total accounts payable	$282,809	$278,550

8)             DEBT

($ thousands)	March 31, 2013	December 31, 2012
Current:
Senior notes	$46,514	$45,566
	46,514	45,566
Long-term:
Bank credit facility	$314,334	$260,950
Senior notes	777,467	763,049
	1,091,801	1,023,999
Total debt	$1,138,315	$1,069,565

9)             ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $288.8 million at March 31, 2013 compared to $256.1 million at December 31, 2012, based on a total undiscounted liability of $748.8 million and $659.7 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.97% at March 31, 2013 (December 31, 2012 — 6.15%).

($ thousands)	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of year	$256,102	$232,139
Change in estimates	31,622	40,843
Property acquisition and development activity	587	1,395
Dispositions	—	(12,721)
Settlements	(3,378)	(19,905)
Accretion expense	3,894	14,351
Balance, end of period	$288,827	$256,102

10)      OIL AND NATURAL GAS SALES

	Three months ended March 31
($ thousands)	2013	2012
Oil and natural gas sales	$373,425	$345,151
Royalties (1)	(60,044)	(55,699)
Oil and natural gas sales, net of royalties	$313,381	$289,452

(1) Royalties above do not include production taxes which are reported separately on the Consolidated Income Statement.

11)      INTEREST EXPENSE

	Three months ended March 31
($ thousands)	2013	2012
Realized:
Interest on bank debt and senior notes	$14,184	$10,848
Unrealized:
Cross currency interest rate swap (gain)/loss	333	1,449
Interest rate swap (gain)/loss	(266)	(332)
Amortization of debt issue costs and senior note premium	185	(42)
Interest expense	$14,436	$11,923

12)      FOREIGN EXCHANGE

	Three months ended March 31
($ thousands)	2013	2012
Realized:
Foreign exchange (gain)/loss	$2,732	$(5,280)
Unrealized:
Translation of U.S. dollar debt and working capital	4,320	(2,365)
Cross currency interest rate swap (gain)/loss	(1,012)	2,061
Foreign exchange swap (gain)/loss	(1,688)	264
Foreign exchange (gain)/loss	$4,352	$(5,320)

13)      INCOME TAXES

	Three months ended March 31
($ thousands)	2013	2012
Current tax expense/(recovery)
Canada	$4	$(633)
United States	1,303	1,336
Total current tax expense/(recovery)	1,307	703

Deferred tax expense/(recovery)
Canada	$(12,469)	$(1,556)
United States	14,373	(110,396)
Deferred tax expense/(recovery)	$1,904	(111,952)
Income tax expense/(recovery)	$3,211	$(111,249)

The difference between expected income taxes based on the statutory income tax rate and the reported income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations and non-taxable dividends, statutory and other rate differences, the reversal or recognition of previously unrecognized deferred tax assets, the non-taxable portions of capital gains and losses, and share-based compensation.

14)      SHAREHOLDERS’ EQUITY

a)             Share Capital

Authorized unlimited number of common shares	Three months ended March 31, 2013		Year ended December 31, 2012
Issued: (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	198,684	$2,997,682	181,159	$2,622,003

Issued for cash:
Public offerings	—	—	14,709	330,618
Dividend Reinvestment Plan	—	—	955	19,150
Stock Option Plan	1	21	68	1,180

Non-cash:
Stock Dividend Plan	778	10,106	1,793	23,612
Stock Option Plan	—	2	—	1,119
Balance, end of period	199,463	$3,007,811	198,684	$2,997,682

b)             Dividends

	Three months ended March 31
($ thousands)	2013	2012
Cash dividends (1)	$43,679	$105,995
Stock dividends	10,106	—
Dividends to shareholders	$53,785	$105,995

(1) Includes DRIP of $12,533 for the three months ended March 31, 2012.

c)              Share-based compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Consolidated Income Statement:

	Three months ended March 31
($ thousands)	2013	2012
Cash:
Long-term incentive plans expense	$5,518	$1,583
Non-Cash:
Stock option plan expense	2,527	2,992
Equity total return swap gain	(1,515)	—
Share-based compensation expense	$6,530	$4,575

(i)            Long-Term Incentive Plans

The following table summarizes the PSU, RSU and DSU activity for the three months ended March 31, 2013 and other information at March 31, 2013:

	PSU	RSU	DSU
For the period ended March 31, 2013 (thousands of units)
Balance, beginning of year	605	963	34
Granted	344	425	78
Vested	—	(378)	—
Forfeited	(12)	(35)	—
Balance, end of period	937	975	113

At March 31, 2013 (in $thousands, except for years)

Recognized cash share-based compensation expense(1)	$7,270	$5,176	$835
Unrecognized cash share-based compensation expense	11,852	11,648	—
Intrinsic value (2)	$19,122	$16,824	$835

Weighted-average remaining contractual term (years) (3)	2.1	1.6	—

(1) Recognized amounts are included in accounts payable on the Consolidated Balance Sheets.  At March 31, 2013 the plans had a liability balance of $13.3 million.

(2)  Includes estimated performance multipliers for the PSU plan.  Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting term.

(3) DSU awards vest upon a Director leaving the Board.

For the three months ended March 31, 2013 the Company recorded cash compensation costs of $5.5 million (March 31, 2012 - $1.6 million) and paid $6.5 million on settlements in relation to its long-term incentive plans (March 31, 2012 - $13.5 million).

(ii)        Stock Option Plan

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based compensation. The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	Three months ended March 31, 2013	Three months ended March 31, 2012
Dividend yield(1)	8.0%	7.7%
Volatility(1)	27.80%	30.20%
Risk-free interest rate	1.50%	1.47%
Forfeiture rate	10.0%	10.0%
Expected life	4.5 years	4.5 years

(1) Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

Activity for the respective reporting periods is as follows:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Number of Options (thousands)	Weighted Average Exercise Price(1)	Number of Options (thousands)	Weighted Average Exercise Price(1)
Options outstanding
Beginning of year	10,768	$22.11	5,098	$29.41
Granted	5,802	13.96	4,292	23.00
Exercised	(1)	14.14	(43)	17.50
Forfeited	(265)	22.17	(109)	27.29
Expired	—	—	—	—
Options outstanding, end of period	16,304	$19.21	9,238	$26.51
Options exercisable at the end of period	4,803	$25.77	3,337	$30.05

At March 31, 2013, 4,803,000 options were exercisable at a weighted average reduced exercise price of $25.77 with a weighted average remaining contractual term of 4.3 years, giving an aggregate intrinsic value of $0.1 million (March 31, 2012 - $4.0 million).  The total intrinsic value of options exercised during the period ended March 31, 2013 was $nil (March 31, 2012 - $0.3 million). The weighted average grant date fair value of options granted for the period ended March 31, 2013 was $7.5 million (March 31, 2012 - $10.9 million).

At March 31, 2013 the total share-based compensation expense related to non-vested options not yet recognized was $10.3 million. The expense is expected to be recognized in net income over a weighted-average period of 1.6 years.

d)             Paid-in Capital

The following table summarizes the paid-in capital activity for the three months ended March 31, 2013 and the year ended December 31, 2012:

($ thousands)	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of year	$32,293	$23,115
Stock Option Plan - exercised	(2)	(1,119)
Stock Option Plan - expensed	2,527	10,297
Balance, end of period	$34,818	$32,293

e)              Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31
(thousands, except per share amounts)	2013	2012
Net income/(loss)	$(16,397)	$(174,833)

Weighted average shares outstanding - Basic	199,031	189,844
Dilutive impact of options (1)	—	—
Weighted average shares outstanding - Diluted	199,031	189,844

Net income/(loss) per share
Basic	(0.08)	(0.92)
Diluted	(0.08)	(0.92)

(1)  For the three months ended March 31, 2013 and March 31, 2012 options are anti-dilutive as their conversion to shares would not increase the loss per share.

15)      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)             Fair Value Measurements

At March 31, 2013, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments. Based on Enerplus’ assessment of the relative inputs used in the determination of fair value, these instruments are designated as Level 1.

Enerplus’ portfolio of marketable securities consists of public investments, which are classified as Level 1.  At March 31, 2013 the fair value of marketable securities was $6.4 million (December 31, 2012 - $7.7 million).

At March 31, 2013 senior notes included in long-term debt had a carrying value of $824.0 million and a fair value of $917.0 million (December 31, 2012 - $808.6 million and $896.9 million, respectively).

Enerplus’ derivative financial instruments are classified as Level 2. A Level 2 classification is appropriate where observable inputs other than quoted market prices used in the fair value determination.

There were no transfers between fair value hierarchy levels during the period.

b)             Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2013 and 2012:

Gain/(Loss) ($ thousands)	March 31, 2013	March 31, 2012	Income Statement Presentation
Interest Rate Swaps	$265	$332	Interest Expense
Cross Currency Interest Rate Swap:
Interest	(333)	(1,449)	Interest Expense
Foreign Exchange	1,013	(2,061)	Foreign Exchange
Foreign Exchange Swaps	1,688	(264)	Foreign Exchange
Electricity Swaps	409	(1,356)	Operating Expense
Equity Swaps	1,515	—	General and Administrative
Commodity Derivative Instruments:
Oil	(29,577)	(17,026)	Commodity derivative instruments
Gas	(9,034)	—
Total	$(34,054)	$(21,824)

The following table summarizes the income statement effects of Enerplus’ commodity derivative instruments:

	Three months ended March 31
($ thousands)	2013	2012
Change in fair value gain/(loss)	$(38,611)	$(17,026)
Net realized cash gain/(loss)	11,556	(10,628)
Commodity derivative instruments gain/(loss)	$(27,055)	$(27,654)

The following table summarizes the fair values at the respective period ends:

	March 31, 2013				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
($ thousands)	Current	Long- term	Current	Long- term	Current	Long- term	Current	Long-term
Interest Rate Swaps	$—	$—	$213	$—	$—	$—	$478	$—
Cross Currency Interest Rate Swap	1,299	257	17,930	17,108	—	—	17,035	17,127
Foreign Exchange Swaps	50	9,227	—	—	—	7,745	156	—
Electricity Swaps	—	—	444	—	—	—	853	—
Equity Swaps	352	1,575	—	—	144	268	—	—
Commodity Derivative Instruments:
Oil	30,111	—	9,016	—	50,672	—	—	—
Gas	383	—	6,068	—	3,349	—	—	—
Total	$32,195	$11,059	$33,671	$17,108	$54,165	$8,013	$18,522	$17,127

c)              Risk Management

(i)            Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus’ price risk management positions at April 24, 2013:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Apr 1, 2013 — Dec 31, 2013
WTI Swap	19,000	100.44
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00

Apr 1, 2013 — Apr 30, 2013
WCS — WTI Differential Swap	500	(24.50)

July 1, 2013 — Dec 31, 2013
WCS — WTI Differential Swap	2,000	(21.56)

Jul 1, 2013 — Dec 31, 2013
WCS — WTI Differential Swap	500	(5.90)

Jan 1, 2014 — Dec 31, 2014
WTI Swap	4,500	92.60

(1) Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Apr 1, 2013 — Jun 30, 2013
AECO Swap	28.4	3.54
AECO Purchased Put	22.7	3.17

Jul 1, 2013 — Dec 31, 2013
AECO Swap	28.4	3.61
AECO Purchased Put	22.7	3.17

Apr 1, 2013 — Jun 30, 2013
NYMEX Swap	15.0		3.45

Jul 1, 2013 — Dec 31, 2013
NYMEX Swap	15.0		3.85

Jan 1, 2014 — Dec 31, 2014
NYMEX Swap	50.0		4.17

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Apr 1, 2013 — Dec 31, 2013
AESO Power Swap(1)	12.0	63.81

Jan 1, 2014 — Dec 31, 2014
AESO Power Swap(1)	12.0	53.69

Jan 1, 2015 — Dec 31, 2015
AESO Power Swap(1)	6.0	50.38

(1) Alberta Electrical System Operator (“AESO”) fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar senior notes and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap (“CCIRS”):

Concurrent with the issuance of the US$175 million senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268.3 million. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers’ acceptances, plus 1.18%. At March 31, 2013 the remaining USD principal is fixed at a notional amount of CDN$107.3 million. The CCIRS matures in June 2014 in conjunction with the remaining principal repayment on the notes.

Foreign Exchange Swaps:

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. At March 31, 2013, following the third settlement, Enerplus had US$32.4 million of remaining notional debt swapped. These foreign exchange swaps mature between October 2014 and October 2015 in conjunction with the remaining principal repayments on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At March 31, 2013, approximately 68% of Enerplus’ debt was based on fixed interest rates and 32% was based on floating interest rates.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its cash settled long-term incentive plans detailed in Note 14.

Enerplus has entered into various equity swaps maturing between 2013 and 2016 and has effectively fixed the future settlement cost at a weighted average price of $13.08 per share on 1,130,000 shares, representing approximately 60% of the notional shares outstanding under these plans.

(ii)   Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2013 approximately 72% of Enerplus’ marketing receivables were with companies considered investment grade.

At March 31, 2013 approximately $3.5 million or 2% of Enerplus’ total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action.  Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at March 31, 2013 was $2.8 million (December 31, 2012 - $2.8 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

16)      CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business.    Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the interim Consolidated Financial Statements.  In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17)      GEOGRAPHICAL INFORMATION

As at and for the three months ended March 31, 2013 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$163,243	$150,138	$313,381
Plant, property and equipment	1,364,797	1,061,363	2,426,160
Goodwill	451,121	151,687	602,808

As at and for the three months ended March 31, 2012 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$192,031	$97,421	$289,452
Plant, property and equipment	1,608,794	1,137,660	2,746,454
Goodwill	451,121	149,223	600,344

18)      SUPPLEMENTAL CASH FLOW INFORMATION

a)    Changes in Non-Cash Operating Working Capital

	Three months ended, March 31,	Three months ended March 31,
($ thousands)	2013	2012
Accounts receivable	$(3,832)	$(417)
Other current assets	(987)	(3,440)
Accounts payable	(3,168)	(82,570)
	$(7,987)	$(86,427)

b)    Other

	Three months ended, March 31,	Three months ended, March 31,
($ thousands)	2013	2012
Income taxes paid/(received)	$(5,246)	$14,438
Interest paid	$2,874	$3,163